SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       Summary of the resolutions approved by the General Ordinary Shareholders’ Meeting held on December 28, 2017

FREE TRANSLATION

TELECOM ARGENTINA S.A.

Summary of the resolutions approved by the General Ordinary

Shareholders’ Meeting held on December 28, 2017

The following resolutions were adopted by the shareholders upon reviewing each of the items included in the Agenda:

1)           Appointment of two shareholders to approve and sign the Minutes of the Meeting

Ms. Lucrecia Moreira Savino representative of Fintech Telecom LLC and Ms. María Catalina Benedetti, representative from Administración Nacional de Seguridad Social - Fondo de Garantía de Sustentabilidad – Law N° 26.425 (hereafter the ‘ANSeS’), were designated.

2) Consideration of the approval of the Medium Term Note Program (“The Program”), consistent in the issuance and re-issuance of Notes which will be simple, non-convertibles into shares according to Law Nº 23,576, modified by Law Nº 23,962, and other amendments and complementary rules (“Ley de Obligaciones Negociables”), under which during its validity it will be able to release one or more series and/or classes, with the power to issue or re-issue series and or classes, for up to a maximum amount outstanding as of the date of issuance of each class or series of three thousand million American dollars (US$ 3,000,000,000.-) or its equivalent in other currencies or value units permitted by the applicable rules, with a fixed, floating or zero coupon interest rate or with any other retribution over capital that the Board of Directors determines, with the minimum and maximum terms of amortization that the applicable rules allow denominated in pesos, in American dollars or any other currency or value unit allowed by the applicable rules, with or without the adjustment clauses or references to indexes that those rules allow; with common guarantee.

The term of validity of the Program will be the maximum allowed by the applicable rules as of the date of the authorization by the Argentine Securities & Exchange Commission, that as of today is for 5 years or any other extension authorized by such Commission. The destination of the funds obtained by the placement of the notes will be to any of those allowed by the “Ley de Obligaciones Negociables”. Application for authorization for the Program and the Public Offer of classes and or series that will be issued under the same to the Argentine Securities & Exchange Commission. Application for authorization for the Listing and/or negotiation of the Notes that will be issued under the Program to the Bolsas y Mercados Argentinos S.A. through the Buenos Aires Stock Exchange and/or to the Mercado Abierto Electrónico S.A. and/or any stock market in Argentina and/or from abroad.

It was approved the Medium Term Note Program (“the Program”), up to a maximum outstanding amount as of the date of issuance of each class or series of three thousand million American dollars (us$ 3,000,000,000.-) or its equivalent in other currencies, in the conditions and with the characteristics indicated in this item of the Agenda.

Regarding the destination of the funds obtained by the placement of the Notes that are issued under the Program, it was decided that it could be any of the allowed by the “Ley de Obligaciones Negociables” as the Board of Directors opportunely determines, foreseeing that the Board of Directors may even set a use for the funds that does not apply tax benefits.

Finally, regarding this item from the Agenda, the Board of Directors was authorized to request (i) the authorization of the Program and the public offer of the classes and/or series that will be issued under the Program to the Argentine Securities & Exchange Commission (ii) to the Bolsas y Mercados Argentinos S.A. through the Buenos Aires Stock Exchange and/or to the Mercado Abierto Electrónico S.A. and/or any stock market from Argentina and/or from abroad, the authorization for the listing and/or the negotiation of the Notes that will be issued under the Program, including the request of public offer that is necessary in any jurisdiction from abroad to list or negotiate the Notes in the international markets aforementioned.

3) Delegation into the Board of Directors of broad powers to determine and modify the terms and conditions of the Program within the maximum outstanding amount authorized by the Shareholders’ Meeting, as well as to establish the opportunities of issuance and re-issuance of the corresponding Notes to each series or class to be issued under it and all of the conditions of issuance and re-issuance, within the maximum amount and the terms of amortization set by the Shareholders’ Meeting, including, with no limiting character, law and applicable jurisdiction; date and issuance currency; nominal value, price, interest rate, form and conditions of placement and payment conditions; issuance in cartulary form or book-entry of one or more classes or series; characteristics of the titles or representative certificates of the Notes; use of proceeds; election of the Trust, if there was any, and the agents of any type that correspond, including registration, placement, calculation of payment of each series or class, if there were, and to prepare, negotiate, approve, subscribe and submit all the contracts and documentation necessary to implement the Program and the series or classes under it; to request to the agencies and respective markets from the country and from abroad that the Board of Directors determine the authorizations of public offer and pricing or listing and negotiation of the Program and of one or more of the classes or series of the Notes that will be issued within the framework of it, and to appoint attorneys to act in the files related to the decisions adopted by the Shareholders’ Meeting with respect to the Program. Authorization for the Board of Directors to sub-delegate in some of their members and/or in officials of the first managerial line, the powers delegated by the Shareholders’ Meeting according to what it is forseen in Section 1, article c) from Chapter II, Title II and Section 44, article b) from Chapter V, Title II from the Rules of the Argentine Securities & Exchange Commission (New Text 2013).

The Shareholders’ Meeting approved the delegation of powers into the Board of Directors of broad powers to determine and modify the terms and conditions of the Program and the Notes that will be issued under the Program within the maximum outstanding amount authorized by this Shareholders’ Meeting, as well as to establish the opportunities of issuance and re-issuance of the Notes corresponding to each series or class to issue under the Program and all its issuance and re-issuance conditions, with adjustment of the maximum outstanding amount.

The powers that the Shareholders´ Meeting delegated into the Board of Directors include, without limitation, all the aforementioned in the Third item of the Agenda.

Likewise, the Board of Directors was authorized to sub-delegate in some of their members and/or in officers of the first managerial line, all and each of the powers that were delegated by the Shareholders’ Meeting.

Assisted the Shareholders´ Meeting, Accountant Nora Lavorante in representation of the Buenos Aires Stock Exchange.

Mariano M. Ibañez

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	December 28, 2017	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations